Mail Stop 4561

March 22, 2007

Mr. David M. Kepler
President and Chief Executive Officer
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, OH 45331

> **Re:** **Greenville Federal Financial Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 27, 2006**
> **File No. 000-51668**

Dear Mr. Kepler:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief